Exhibit 2

PRESS RELEASE

Syneron Medical Ltd. Reports Third Quarter 2004 Results

Third quarter revenues increase 80% to $15.1 Million over Q3, 2003 while net income increases 217% to $7.3 Million

Yokneam, Israel, November 4, 2004 –Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of ELOS™ combined-energy medical aesthetic devices, announced its 2004 third quarter results, for the period ended September 30, 2004. Revenues for the third quarter of 2004 were $15.1 million, an 80% increase over the $8.4 million recorded in the third quarter of 2003. Net income for the third quarter was $7.3 million, or $0.29 per diluted share, compared to net income of $2.3 million, or $0.11 per diluted share, reported in the third quarter of 2003.

The Company’s revenues for the nine months ended September 30, 2004 were $41.2 million, a 78% increase compared to $23.1 million recorded in the same period last year. Net income for the first nine months was $19.2 million, a 159% increase compared to net income of $7.4 million reported in the same period last year.

Management raised its guidance for 2004 full year revenues to approximately $57.5 million, including $16.2 million in the fourth quarter.

Key Company developments during the third quarter and first month of the fourth quarter of 2004 included:
—	Successful closing, on August 11, 2004, of Syneron’s Initial Public Offering of 5,000,000 of its ordinary shares at $12.00 per share
—	Health Canada approval for the VelaSMOOTH™, Syneron's new aesthetic device for body contouring and the treatment of cellulite
—	US Food and Drug Administration (FDA) marketing clearance of the Aurora™ and its derivative systems, Galaxy™ and Pitanga™ for permanent hair reduction
—	Opening of the Company's Asia-Pacific subsidiary in Hong Kong
—	Expansion of Syneron’s distribution network to include five countries in South America, bringing the total number of Syneron distributors to 33 worldwide

“We are continuing to see strong market acceptance of our ELOS technology and Syneron platforms,” said Moshe Mizrahy, Syneron’s Chief Executive Officer. “Our third quarter results reflect the growing awareness of our technology and enthusiasm for the benefits our products provide to medical professionals and patients.”

Syneron Q3 2004 results – November 4, 2004

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented ELOS combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative ELOS technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Specifically, statements concerning Syneron’s financial expectations regarding financial results for the 2004 fiscal year are forward-looking statements within the meaning of the safe harbor provisions of the Act. Forward-looking statements are based on management’s current, preliminary expectations and are subject to risks and uncertainties, which may cause Syneron’s actual results to differ materially from the statements contained herein. Syneron’s second quarter financial results, as discussed in this release, are unaudited. Estimates of year-end financial results are subject to a number of assumptions regarding the future operation of Syneron’s business. Undue reliance should not be placed on forward-looking statements, especially guidance on future financial performance, which speaks only as of the date such statements are made. Syneron undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

For more information, please contact Moshe Mizrahy, CEO of Syneron Medical Ltd., at +972 4 909-6349, email: moshem@syneron-med.com, or David Schlachet, CFO at +972 4 909-6376, email: davids@syneron-med.com.

Syneron Q3 2004 results – November 4, 2004

Syneron Medical Ltd.
Soltam Technology Park
P.O.B. 550
Yokneam Illit, 20692
Israel
Tel: +972 4 909-6200
Fax: +972 4 909-6202
info@syneron-med.com

Syneron Inc.
111 Granton Drive, Unit 110
Richmond Hill, Notario
Canada L4B 1L5
Tel: (1) 905-886-9235
Fax: (1) 905-886-7046
Toll Free: 1-866-259-6661
info@syneron.com

Syneron GmbH
7 Ludwig
Ganghofer Str.
D-82031 Grunwald
Germany
Tel: +49 89 6424810
Fax: +49 89 64248170
infode@syneron-med.com

Syneron Medical (HK) Ltd.
35/F Central Plaza, 18 Harbour Road
Wanchai, Hong Kong SAR
Tel: +852-2593-1222 or +1(505)301-9053
Fax: +852-2593-1303 or +1(505)797-5496
tomg@syneron-med.com

Syneron, the Syneron logo, ELOS, Aurora, Pitanga, Galaxy, VelaSmooth, and Polaris are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. ELOS (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Source: Syneron Medical Ltd.

Syneron Q3 2004 results – November 4, 2004

SYNERON MEDICAL LTD.
CONSOLIDATED BALANCE SHEETS
In thousands of U.S. dollars except per share data
(Unaudited)

	September 30,	December 31,
	2004	2003

CURRENT ASSETS
Cash and cash equivalents	6,051	6,153
Short term deposits	56,893	0
Marketable securities	23,726	11,410
Trade receivables	8,893	4,845
Other accounts receivables and prepaid expenses	1,034	957
Inventories	2,519	1,487

Total current assets	99,116	24,852

LONG-TERM ASSETS
Severance pay fund	183	120
Long-term bank deposit and others	25	1,035
Long-term trade receivables	396	488

Total long-term assets	604	1,643

PROPERTY AND EQUIPMENTS, NET	694	504

Total assets	100,414	26,999

CURRENT LIABILITIES
Trade payables	2,087	2,208
Other current liabilities	9,087	8,131

Total current liabilities	11,174	10,339

LONG-TERM LIABILITIES
Deferred revenues	2,864	2,184
Litigation settlement fee	-	900
Accrued severance pay	207	135

Total long-term liabilities	3,071	3,219

Total shareholders' equity	86,169	13,441

Total liabilities and shareholders' equity	100,414	26,999

Syneron Q3 2004 results – November 4, 2004

SYNERON MEDICAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. dollars
(Unaudited)

	Three month ended September 30, 2004		Nine month ended September 30, 2004
	2004	2003	2004	2003
	(Unaudited)		(Unaudited)

Revenues	15,144	8,401	41,171	23,098
Cost of revenues	1,951	1,018	5,330	2,876

Gross profit	13,193	7,383	35,841	20,222

Operating expenses
Research and development	806	604	1,959	1,204
Less-participation by the Office of the Chief Scientist	-	20	-	56

Research and development, net	806	584	1,959	1,148
Selling and marketing, net	4,866	3,726	14,057	9,926
General and administrative	852	227	1,491	534
Settlement and legal costs	-	605	-	1,605

Operating expenses	6,524	5,142	17,507	13,213

Operating income	6,669	2,241	18,334	7,009
Financial income, net	756	44	1,154	370

Income before taxes on income	7,425	2,285	19,488	7,379
Taxes on income	175	-	340	-

Net income	7,250	2,285	19,148	7,379

Basic net earnings per share	0.37	0.13	1.07	0.44

Diluted net earnings per share	0.29	0.11	0.83	0.38

Weighted average number of shares used in per share
calculations (in thousands):

Basic	19,719	17,435	17,887	16,743

Diluted	25,006	21,569	23,016	19,446

Syneron Q3 2004 results – November 4, 2004

SYNERON MEDICAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of U.S. dollars
(Unaudited)

	Nine month ended September 30, 2004
	2004	2003
	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	19,148	7,379
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation	90	42
Accrued severance pay, net	9	5
Increase in short-term and long-term trade receivables	3,956	1,035
Increase in other accounts receivables and prepaid
expenses	57	431
Increase in inventories	1,032	388
Increase (decrease) in trade payables	121	761
Increase in other current liabilities	638	1,418
Increase (decrease) in long-term litigation settlement fee	900	-
Gain on available for sale securities	8	4
Stock-based compensation	109	70
Increase in deferred revenues	1,080	1,195
Capital Loss	2	-
Other	-	5

Net cash provided by operating activities	15,002	9,017

CASH FLOW FROM INVESTMENT ACTIVITIES
Purchase of short-term Deposits	55,893	-
Purchase of available-for-sale securities	14,462	9,152
Proceed from sale of available-for-sale securities	1,927	-
Payment for acquisition of long-term bank deposit and
others	10	-
Purchase of property and equipment	282	122
Other	-	1

Net cash used in investing activities	68,720	9,275

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Ordinary and Preferred shares,
net	53,850	-
Exercise of options	-	147
Short-term bank credit, net	-	273
Repurchase of Preferred A shares from shareholders	234	-

Net cash provided by (used in) financing activities	53,616	126

Increase (decrease) in cash and cash equivalents	102	384
Cash and cash equivalents at the beginning of the period	6,153	4,126

Cash and cash equivalents at the end of the period	6,051	3,742